September 2, 2009

Jessica W. Hammons, Esq.
Thompson & Knight LLP
One Arts Plaza
1722 Routh Street, Suite 1500
Dallas, Texas 75201-2533

RE: NGP Capital Resources Company
File Nos.: 333-160923 and 814-00672

Dear Ms. Hammons:

On July 31, 2009, your firm filed a registration statement on Form N-2 on behalf of NGP Capital Resources Company (the "Company"). The registration statement was filed to register securities for a shelf offering pursuant to Rule 415 under the Securities Act of 1933 (1933 Act). In your letter, dated August 19, 2009, you represented to us that the disclosure in the registration statement has not materially changed from the disclosure included in the Company's most recent registration statement (declared effective on February 6, 2008), except for updated financial information. Based on your representations, we limited our review, with certain exceptions, to the revisions made to the currently-effective registration statement and the new financial information. We have used the captions and page numbers from the black-lined registration statement that you furnished us to identify the sections of the registration statement to which our comments relate. However, you should consider a comment made with respect to one section to be applicable to similar disclosure elsewhere in the registration statement. We have the following comments.

Prospectus

Front Cover

1. The stated investment objective appears to reflect a change from the objective in the original registration statement (the new objective adds "property"). Were shareholders notified about this change and were shareholders required to approve this change?

2. With respect to the last reported sales price of the Company's common stock, please state the net asset value and the amount of the stock's premium or discount as of that date.

3. Please delete the words "if any" from the sentence: "In each prospectus supplement, we will disclose the fact of and the amount of the immediate dilution, if any, that purchasers will experience." Moreover, it appears that an offering of rights, warrants, or convertible securities will result in dilution to the existing common shareholders.

4. Please include the following as an undertaking in "Part C" of the registration statement:

> We will not sell shares under a prospectus supplement to the prospectus which forms a part of this registration statement ("current registration statement") if the cumulative dilution to the Company's NAV per share from offerings under the current registration statement exceeds 15% without filing a post-effective amendment to the current registration statement. The dilution would be measured separately for each offering pursuant to the current registration statement by calculating the percentage dilution or accretion to aggregate NAV from the offering and then summing the percentage from each offering. For example, if our most recently determined NAV at the time of the first offering is $15.00 and we have 30 million shares outstanding, sale of 6 million shares at net proceeds to us of $7.50 per share (a 50% discount) would produce dilution of 8.33%. If we subsequently determined that our NAV per share increased to $15.75 on the 36 million shares outstanding and then made an additional offering, we could, for example, sell approximately an additional 7.2 million shares at net proceeds to us of $9.45 per share, which would produce dilution of 6.67%, before we would reach the aggregate 15% limit. If we file a new post-effective amendment, the threshold would reset.

5. Please provide a citation to the discussion of dilution on page 32 and 33.

6. Please provide, where appropriate in the prospectus, disclosure and tables that illustrate:

> The impact on existing shareholders who do not participate in the offering.
> The impact on existing shareholders who do participate in the offering.
> The impact of participation in the offering on new investors.

7. Please state in bold that investing in the Company's securities "is highly speculative and involves a high degree of risk." See Item 1.1.j. of Form N-2.

8. Please state specifically that the issuance of debt or preferred shares will create leverage and provide a citation to the discussion of the risks of using leverage on pages 21 and 22.

9. Please make sure the disclaimers and the date of the prospectus are on the front cover page of the prospectus.

10. The disclosure states: "You should assume that the information appearing in this prospectus and the accompanying prospectus supplement is accurate only as of the date on the front cover of this prospectus and the accompanying prospectus supplement, as applicable." Please add that the Fund has

a continuing obligation to update the prospectus by means of supplements and post-effective amendments to reflect material changes, including when it offers shares pursuant to its shelf registration.

NGP Capital Resources Company, page 1

Please provide a citation to the definition of the term "property component." Does this term refer to the "property-based equity interests" and "property-based equity participation rights" described elsewhere in the prospectus? If so, please conform the disclosure.

Our Energy Investment Focus, page 2

The references to the "midstream sector," elsewhere in the prospectus, have been eliminated from the Company's investment strategy. Please eliminate the reference remaining in this section.

Investment Activity, page 3

"Commodity derivative instruments" and their risks are described on page 62 under "Quantitative and Qualitative Disclosure about Market Risk." Please describe these instruments and their risks separately and more prominently. There does not appear to be any description of "corporate notes" and their risks. Please provide one.

Our Investment Approach, page 4

The disclosure on pages 4 and 66 states: "our manager generally structures investments that have collateral coverage from the value of the underlying assets and from the cash flows of those assets." An implication of the use of the term "generally" is that the some investments may not have collateral coverage. Please clarify this statement.

Flexible Transaction Structuring Capabilities, page 4

Please revise the statement that "the members of our management team have substantial experience in seeking investments that balance the needs of energy company entrepreneurs with appropriate risk control" to indicate that, although they attempt to control risk, they may not be successful.

Operating and Regulatory Structure, page 5

We suggest that the disclosure about "qualifying assets," which was deleted, is logical in this subsection and should be reinstated and, to the extent it is repeated under "Risks related to Our Manager" on page 26, it could be eliminated.

Liquidity, page 5

The disclosure indicates that, since the date of the last registration statement, the Company eliminated $34.5 million of debt attributable to the "Investment Facility" and $126.25 million attributable to the "Revolving Credit Agreement." Please explain how this was accomplished.

Risks relating to Our Business and Investments, page 5

1. Please disclose the risks of the Company's investment in deferred interest (e.g., original issue discount and payment-in-kind) securities and provide a citation to the risk disclosure on page on page 44.

2. We suggest combing the repetitious discussions of borrowing risk in bullets 17 and 18 and providing a citation to the discussion of leverage risk on page 21 and 22. Provide the same citation in the 21st bullet, describing the issuance of senior securities.

3. Revise the fourth-from-last bullet, which is repeated on page 24, to clarify that the Company's principal investment strategy is to invest in subordinated or mezzanine securities, which may be junior to other debts incurred by the portfolio companies. (We note that this clarification is accomplished in the discussion of this risk on page 24.)

4. The disclosure states that the "Treasury Facility…expires on August 31, 2009." Please update the disclosure.

Risks relating To Our Manager, page 6

With respect to the bullets that refer to the Manger's compensation, provide a citation to the "Management Fee" discussion that begins on page 85.

Risk Relating To Offerings Pursuant to this Prospectus, page 7

1. Please delete the word "may" from the statement: "investing in our securities may involve a high degree of risk…"

2. Summarize on the front cover of the prospectus the dilution and senior security risks created by this offering, which are described in the third, fifth, and eleventh bullets.

3. Clarify the fifth bullet to state that existing common shareholders will be diluted when the Company issues senior securities convertible into common shares or warrants, or rights, exchangeable for common shares and current shareholders do not fully participate or the subscription price of the shares is below current NAV. In addition, put this statement on the front page of the prospectus, preceding the statement that the amount of dilution will be disclosed in prospectus supplements.

4. In addition to providing a citation to the discussion on page 33, please briefly explain, in this subsection, why: "investors in offerings of our common stock will suffer immediate dilution upon the closing of such offerings." Your discussion should reference the fact that purchasers of the common are likely to pay a premium over NAV.

Offerings, page 9

Please disclose how the net proceeds of the previous common offering have been used. Have they been used to retire debt or redeem securities?

Leverage, page 10

Please state that, in addition to the borrowings that are mentioned, the senior securities that are being registered will create leverage. In addition, eliminate the word "may" from the phrase: "which may increase the risk of investing in us."

Fees and Expenses, page 10

1. Please inform us what percentages in the fee table are "estimates." In addition, delete the entire first paragraph except the first sentence. (I.e., delete "We caution you …as investors in the Company.")

2. Please delete the phrase "and other credit facility expenses" from the "Interest on borrowed funds" line item. See Instruction 8 to Item 3 of Form N-2.

3. Please confirm that there are no "acquired fund fees and expenses" required to be reflected in the fee table, including amounts the Company may have invested in money market funds.

4. Please inform us whether the "Other expenses" line item includes a provision for income taxes, such as those mentioned on page 102.

5. Please make prominent the statement: "this example and the expenses in the table …or less than those shown." See Instruction 10.d. to Item 3 of Form N-2.

6. Footnote "6" states: "our manager has agreed to waive, subsequent to September 30, 2007, that portion of the management fee attributable to U.S. treasury securities acquired with borrowings under our credit facilities to the extent that the amount of such securities exceeds $100 million." Please provide, where appropriate in the prospectus, a complete explanation of this arrangement and provide, in the instant footnote, a citation to that explanation. That explanation should address the following issues:

> Why are the treasuries being acquired and why are borrowings being used to acquire them?
> How often in the course of a year are treasuries acquired and for how long are they held?
> Are similar borrowing arrangements used by other investment companies investing in natural resources and commodities?
> Has the Company received or requested a ruling from the IRS on whether this arrangement satisfies the requirements of Subchapter M of the Internal Revenue Code?
> By borrowing to acquire treasuries in the current interest rate environment, the Company would be effectively acquiring investments with a very substantial negative yield. Please explain to us how the Manager justifies collecting a fee for making investments that it knows can only generate a loss for investors.
> Why is the floor on this fee set at $100 million? How is the $100 million calculated?

7. Please include a citation in Footnote "6" to the "Management Fee" explanation and examples beginning on page 85.

8. Footnote "10" describes an expense ratio to total assets including leverage that shareholders will not pay. Please remove this footnote to avoid confusing shareholders about what they are actually being charged.

9. Please delete the word "estimated" from the last sentence of footnote "10."

10. The footnotes indicate that the fee table numbers are based on "the three months ended March 31, 2009." Please update the disclosure.

Selected Financial And Other Data, page 13

The most recent financial information is for "the three months ended March 31, 2009." Please update the financial statements. Is the information for 2008 and the preceding years "unaudited"?

Our ability to grow will depend on our ability to raise capital, page 17

Please disclose whether there is a current intention to securitize any of the Company's loans.

We use borrowed funds to make investments…We fund a portion of our investments with borrowed money…, page 21

Please make clear that, to the extent the current offering includes debt securities, convertible securities, and preferred shares, they will also create the risks described in these two subsections.

If we issue senior securities, such as debt or preferred stock, we will be exposed to additional risks, page 23

This subsection does not describe any risks created by the issuance of senior securities. Either revise or delete it.

We reported a material weakness in our internal control…, page 24

1. Please inform us how this problem was discovered and by whom.

2. The description in "Item 9A" of the December 31, 2008, annual report should be included, where appropriate, in the prospectus.

We pay our Manger a base management fee based upon our total assets… We pay our Manager incentive compensation based on our portfolio's performance…, page 27

Please clarify that the risks described in these two sections will also arise from the issuance of the debt securities, convertible securities, and preferred shares being registered.

We will be subject to corporate-level income tax if we are unable to qualify as a RIC, page 29

Please restore the statement that the Company failed to qualify as a RIC for 2004 and provide a citation to the tax issue arising from this failure, described on page 102.

Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital, page 29

The disclosure states: "we generally cannot issue and sell our common stock at a price below net asset value per share." Either delete the term "generally" or disclose the circumstances in which the Company may issue shares below net asset value.

<u>Your interest in us may be diluted if you do not fully exercise your subscription rights in any rights offering, page 32</u>

Please clarify that dilution also will result if the Company issues warrants, rights, or debt securities, or preferred shares, convertible into common shares and current shareholders do not fully participate in the offering.

<u>Use of Proceeds, page 37</u>

Please clarify the antecedent of "the above purposes" in the second paragraph.

<u>Overview, page 40</u>

Please inform us about "the specific rules prescribed for a company operating as a RIC" that require the Company to conduct business through subsidiaries. Does the Company consolidate the financial results of the subsidiaries in its financial statements? If not, why not?

<u>Valuation of Commodity Derivative Instruments, page 44</u>

To what extent is the Company currently invested in commodity derivatives?

<u>Payment-in-Kind Interest and Dividends, page 44</u>

Please explain to us how PIK income is accrued by the Company and any limits on the amounts that can be accrued. Please also explain to us how the reserve that is apparently netted against such accruals is calculated. Does the Company accrue deferred-payment income differently for tax and financial accounting purposes?

<u>Portfolio credit Quality, page 60</u>

Please explain why management believes that "our investments in portfolio companies are generally performing satisfactorily," given that "of the 22 rated investments in 19 portfolio companies, compared to the prior quarter end, none improved in rating, five declined in rating and seventeen retained the same rating." In addition, "twelve investments approximating $142.9 million, or approximately 48% of the $300.0 million in targeted investments and commodity derivative instruments, on a cost basis, are carried on our watch list."

Other

1. Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Company's securities have filed the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

2. Please state in your response letter whether FINRA has reviewed the underwriting terms and arrangements of the offering.

Financial Statements

Cash, page F-6

Confirm that the $133,805,575 of cash at 12/31/08 was not in a repurchase agreement or money market fund (Barclays) that should be reflected separately on the schedule of investments.

Treasury Facility, page F-23

Securities collateralized under the borrowing arrangements need to be identified on the schedule of investments. See Article 4-08 of Regulation S-X and Audit and Accounting Guide of Investment Companies, American Institute of Certified Public Accountants, Paragraph 7.20 (May 1, 2009).

Restricted Securities, page F-13

Provide the additional disclosure required by Article 12-12 (6) of Regulation S-X for any restricted securities.

Controlled Portfolio Companies, page F-1

Portfolio companies controlled by or affiliated to the Company as defined by the Investment Company Act of 1940 need the following disclosure:

o   Investments in affiliated and unaffiliated companies should appear as separate line items with a subtotal on the face of the statement. See Article 6-04 of Regulation S-X.
o   Income / Realized and unrealized gain (loss) in (on) affiliated and unaffiliated companies should appear as separate line items with a subtotal on the face of the statement. See Article 6-07.1 of Regulation S-X.
o   Provide the affiliate information required by Article 12-14 of Regulation S-X.

Financial Highlights, page F-37

The predominate ratio required by Form N-2 should include all expenses on the statement of operations and should be shown as the expense ratio of the Company. Any other ratios can be presented below the required ratio or in a footnote as long as they are not misleading. See Form N-2, Item 4 – "Ratio of expenses to average net assets."

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
Notwithstanding our comments, please furnish a letter acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * *

You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the Securities Act of 1933. Please provide written responses to all comments. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. We may have further comments after reviewing your responses.

If you have any questions about these comments, please call me at 202-551-6943 or e-mail me at o'connorj@sec.gov.

Very truly,

James E. O'Connor
Attorney/Advisor